SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9
(RULE 14d-9(c))

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGISTICS INTERNATIONAL INC.
(Name of Subject Company)

IMAGISTICS INTERNATIONAL INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

45247T104
(CUSIP Number of Class of Securities)

     Mark S. Flynn
Vice President, General Counsel and Secretary
100 Oakview Drive
Trumbull, Connecticut 06611
(203) 365-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

     Louis L. Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Imagistics International Inc., a Delaware corporation (the “Company”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), initially filed with the Securities and Exchange Commission (“SEC”) on September 19, 2005. The Schedule 14D-9 relates to the cash tender offer by Orange Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Océ N.V., a company organized under the laws of The Netherlands (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated September 19, 2005 and filed with the SEC, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated preferred stock purchase rights, at a purchase price of $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated September 19, 2005, and the related Letter of Transmittal.

     The information contained in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

   Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the section captioned “Additional Information” in Item 8:

     The Offer expired at midnight, New York City time, on Monday, October 17, 2005. On October 18, 2005, Parent issued a press release announcing that the Offer had been successfully completed, with 13,018,344 Shares tendered in the initial offering period, and notices of guaranteed delivery received in respect of an additional 561,711 Shares, for a total of approximately 87 percent of the issued and outstanding Shares. In its press release, Parent also announced the commencement of a subsequent offering period, commencing at 9:00 a.m., New York City time, on October 18, 2005 and expiring at 5:00 p.m., New York City time, on October 25, 2005.

     A copy of Parent’s press release is attached as Exhibit 20 hereto and is incorporated herein by reference.

   Item 9. Exhibits.

     The following additional item is filed herewith:

     Exhibit 20     Press Release issued by Parent, dated October 18, 2005.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMAGISTICS INTERNATIONAL INC.

By:	/s/ Mark S. Flynn

	Name:	Mark S. Flynn
	Title:	Vice President, General Counsel and Secretary

Dated: October 18, 2005